May 7, 2014

Mr. Ethan Horowitz
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:            Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
File No. 1-13884

Dear Mr. Horowitz:

Set forth below is our response to the comment and request for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 24, 2014. For your convenience, the comment provided by the Staff has been included in the letter preceding our response. References within the response and acknowledgements to "we," "us," "our" and the "Company" herein refer to Cameron International Corporation.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 35

SEC comment:

We note that income before taxes from your operations in the United States decreased from $745.9 million for the fiscal year ended December 31, 2012 to $284.1 million for the fiscal year ended December 31, 2013. However, revenues from your operations in the United States increased by $171.5 million during the fiscal year ended December 31, 2013. Please tell us about the factors that led to this decrease in domestic income before taxes despite an increase in revenue from your operations in the United States and revise to provide disclosure as part of management's discussion and analysis. Refer to Item 303(A)(3) of Regulation S-K and, for further guidance, section III of SEC Release No. 33-8350.

Management Response:

We refer you to our letter dated May 16, 2012, filed with the Commission in response to the Staff's letter dated April 23, 2012.

In that letter, we advised the Staff that the Company has various legal entities in Luxembourg that serve as our principal source for providing intercompany financing to the international operations of the Company ("the Luxembourg entities"). In order to obtain funds for lending to other entities of Cameron, the Luxembourg entities issued certain instruments known as Preferred Equity Certificates ("PECs") to certain U.S.-based entities in late 2010 and 2011. The PECs have characteristics of both debt and equity. In evaluating the accounting for the PECs, the Company concluded the PECs did not qualify for accounting treatment as equity instruments under ASC 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivative and Hedging — Contracts in Entity's Own Equity. Accordingly, the accounting for these instruments defaulted to treatment as debt for U.S. GAAP purposes. Similarly, the PECs are treated as debt instruments for Luxembourg tax purposes.

However, the equity characteristics of the instruments resulted in the PECs being treated as equity certificates for U.S. income tax purposes based on previous case law and various Internal Revenue Service Revenue Rulings.  For U.S. GAAP purposes, the PECs created $278.9 million of interest income in the Company's 2012 U.S. operations (none of which was taxable in the U.S. due to the treatment of the PECs as equity instruments for U.S. tax purposes).  Correspondingly, interest expense of $278.9 million was reflected in the Luxembourg entities' income before income taxes (a portion of which could be utilized to offset interest income in Luxembourg), thereby reducing 2012 income before income taxes from our foreign operations.

In December 2012, the Company reorganized the PEC ownership structure resulting in a contribution of the PECs held by its U.S.-based entities to a foreign partnership.  As a result of the change in ownership, beginning in 2013, intercompany interest income and intercompany interest expense generated by the PECs are now both reflected in income before income taxes of our foreign operations.  Accordingly, 2013 income before income taxes of our United States operations decreased by approximately $278.9 million from 2012 as a result of this internal ownership change of the PEC's.  This represented nearly 60% of the total change noted by the Staff in their comment.

In accordance with Item 303 (A)(3) of Regulation S-K, the Company has provided a discussion in the above-referenced Form 10-K of the material items that affected the relationship of reported income before income taxes as a percent of revenues for each of its business segments in 2013 as compared to 2012 and for 2012 as compared to 2011.  As an example, in our discussion of the DPS segment, we identified reasons for a decrease in the ratio of income before income taxes as a percent of revenues.  Specifically, we mentioned "execution issues in the drilling product line and the impact of the TTS acquisition" to allow investors to understand the main causes of the margin decline.  Although a substantial portion of the execution issues in the drilling product line occurred in the U.S. operations of drilling whereas the TTS acquisition mainly affected to non-U.S. operations of drilling, we don't necessarily believe, in this instance, a geographic discussion would have necessarily enhanced an investors understanding of the actual causes of the change in DPS segment margins year-over-year.

As such, the Company believes its current disclosures in its Management's Discussion and Analysis of Financial Condition and Results of Operations are sufficient for an investor to understand the material operational items affecting its results year over year.  However, in future filings we will consider expanding our disclosures in the income taxes note to the consolidated financial statements to explain material changes in the relationship of U.S. revenues to U.S. income before income taxes.

Acknowledgements:

We acknowledge that Cameron management is responsible for the adequacy and accuracy of the disclosures in the above-referenced filing.  We also understand that SEC Staff comments or changes to our disclosures in response to SEC Staff comments do not foreclose the Commission from taking any actions with respect to the above-referenced filing. We also understand that Cameron may not assert SEC Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 713-513-3391 if you have any questions.

Sincerely,

/s/ Dennis S. Baldwin
Dennis S. Baldwin
Vice President, Controller and Chief Accounting Officer

3